[Letterhead]







                            November 15, 2001



Ms. Loryn B. Zemer                                         VIA FACSIMILE
Examiner
U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

     Re:  Viper Networks, Inc.
          Registration Statement on Form 10-SB
          Commission File No. 0-32939

Dear Ms. Zemer:

     This office acts as securities counsel for the above-referenced issuer. By this letter, we hereby request withdrawal of the Form 10-SB Registration Statement filed on June 28, 2001 ("Registration Statement") on behalf of Viper Networks, Inc. ("Registrant") and the immediate removal of the Registrant from the reporting requirements of Section 12(g) of the Securities Exchange Act of 1934.

     As indicated in our telephone conversation, the Registrant will be required to make substantial rewrites to the Registration Statement both as a result of Commission comments and as a result of changes in its business plan. At this time, the Registrant does not know whether it will proceed with the Registration Statement or wait to file for registration at a later date.

     From our conversation, we understand that this withdrawal will become effective immediately upon filing of this letter.

     We thank you in advance for your expeditious handling of this matter. If you have any questions regarding the withdrawal, please do not hesitate to contact the undersigned.

                              Very Truly Yours,

                              POPOV & McCULLOGH, LLP

                              /s/ Gretchen Cowen

GC/ka                         Gretchen Cowen, Esq.